UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 30, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GasLog Ltd.

File No. 333-179034 - CF#27674

GasLog Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on January 17, 2012, as amended.

Based on representations by GasLog Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through November 30, 2021
Exhibit 10.5	through November 30, 2020
Exhibit 10.6	through November 30, 2021
Exhibit 10.7	through November 30, 2016
Exhibit 10.8	through November 30, 2016
Exhibit 10.9	through November 30, 2016
Exhibit 10.10	through February 28, 2015
Exhibit 10.11	through February 28, 2015
Exhibit 10.12	through February 28, 2015
Exhibit 10.13	through February 28, 2015
Exhibit 10.14	through February 28, 2015
Exhibit 10.15	through February 28, 2015
Exhibit 10.16	through February 28, 2015
Exhibit 10.17	through February 28, 2015
Exhibit 10.18	through February 28, 2015
Exhibit 10.19	through February 28, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel